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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)*

Westwood One, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

961815107
(CUSIP Number)

Norman J. Pattiz
9540 Washington Boulevard
Culver City, California 90232
(310) 204-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2004
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 961815107
1.	NAME OF REPORTING PERSON Norman J. Pattiz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b)
3.	SEC Use Only
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,053,710
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,053,710
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,710
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON IN

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                PRELIMINARY STATEMENT – On March 30, 1999, the Voting Agreement, dated as of February 3, 1994 (the “Voting Agreement”), among Westwood One, Inc., Infinity Network, Inc. and Mr. Pattiz terminated. As a result of such termination, Mr. Pattiz ceased to be a holder of more than 5% of the common stock, par value $0.01 per share, of Westwood One, Inc.

ITEM 1.   SECURITY AND ISSUER.

                This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”), and the Issuer’s Class B Stock which is convertible into Common Stock at anytime on a share-for-share basis (the “Class B Stock”). Subject to certain exceptions, the holders of Common Stock and Class B Stock vote together without regard to class with respect to all matters upon which stockholders of the Issuer are entitled to vote or to which stockholders of the Issuer are entitled to give consent and each holder of Common Stock is entitled to cast one vote for each share of Common Stock held by such holder and each holder of Class B Stock is entitled to cast fifty votes for each share of Class B Stock held by such holder.

                The principal executive offices of the Issuer are located at 40 West 57th Street, New York, New York 10019.

ITEM 2.   IDENTITY AND BACKGROUND.

                (a)  Norman J. Pattiz.

                (b)  9540 Washington Boulevard, Culver City, California 90232.

                (c)  Chairman of the Board of the Issuer.

                (d)-(e)  During the last five years, Mr. Pattiz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)  United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                No change from information previously reported.

ITEM 4.   PURPOSE OF TRANSACTION.

                No change from information previously reported.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                (a)  Mr. Pattiz may be deemed to be the beneficial owner of 1,053,710 shares of Common Stock, which represents approximately 1.1% of such class and includes (i) options to

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purchase 312,000 shares of Common Stock issued pursuant to the Westwood One, Inc. 1999 Stock Incentive Plan and (ii) 291,710 shares of Class B Stock owned by Mr. Pattiz. The foregoing percentage ownership calculation is based on a total of 96,537,417 shares of Common Stock outstanding as of July 30, 2004, as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2004.

                (b)  Mr. Pattiz has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,053,710 shares of Common Stock.

                (c)  On September 27, 2004, Mr. Pattiz entered into a variable share pre-paid forward contract (the “Contract”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) relating to 450,000 shares (the “Number of Shares”) of Common Stock. Under the Contract, in exchange for a cash payment of $7,182,000, Mr. Pattiz agreed to deliver a number of shares of Common Stock in September 2009 (or on an earlier date if the Contract is terminated early) pursuant to the following formula: (i) if the price of Common Stock in September 2009 (the “Final Price”) is less than $19.53 (the “Floor Price”), the Number of Shares; (ii) if the Final Price is less than or equal to $27.34 (the “Cap Price”), but greater than or equal to the Floor Price, then a number of shares equal to the Number of Shares times the Floor Price divided by the Final Price; and (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to the Number of Shares multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price. Alternatively, Mr. Pattiz has the option to cash settle the Contract, with the cash settlement amount being equal to the number of shares to be delivered times the Final Price. In connection with his entry into the Contract, Mr. Pattiz converted 411,670 shares of Class B Stock into Common Stock and pledged 450,000 shares of common stock to secure his obligations under the Contract.

                The description of the Contract set forth above does not purport to be complete and is qualified in its entirety by reference to the Contract, which is attached hereto as Exhibits 1 and 2.

                Except as described above, Mr. Pattiz has not effected any transactions involving the Common Stock in the last 60 days.

                (d)  Not applicable.

                (e)  On March 30, 1999, as a result of the termination of the Voting Agreement, Mr. Pattiz ceased to be the beneficial owner of more than 5% of the Common Stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Other than the information set forth in Item 5(c), which is hereby incorporated by reference in this Item 6, there is no change from the information previously reported.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Draft of Confirmation of Prepaid Variable Share Forward between Merrill Lynch and Mr. Pattiz.

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Exhibit 2:	Master Agreement, dated as of September 27, 2004, between Merrill Lynch and Mr. Pattiz.

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SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004	By:	/s/ Norman J. Pattiz

		Name:	Norman J. Pattiz

Attention: Intentional misstatements or omissions of fact
constitute federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

Exhibit 1:	Draft of Confirmation of Prepaid Variable Share Forward between Merrill Lynch and Mr. Pattiz.

Exhibit 2:	Master Agreement, dated as of September 27, 2004, between Merrill Lynch and Mr. Pattiz.